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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6440 S Millrock Dr Suite 150
(No. and Street)

Holladay (City) Ut (State) 84121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W Teran 801-930-6500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 So. Rio Grande St Suite 200 Salt Lake City UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

H\

OATH OR AFFIRMATION

I, Gary W Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kamala Asay

Notary Public

KAMALA ASAY
NOTARY PUBLIC - STATE OF UTAH
6440 So. Millrock Dr., #150
Holladay, UT 84121
My Comm. Exp. 12/18/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WESTERN ADVISORS
Independent Auditors' Report
and
Financial Statements

December 31, 2008

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla MCREYNOLDS LLC

Certified Public Accountants

Independent Auditors' Report

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 17, 2008
Salt Lake City, Utah

178 S. Rio Grande Street Suite 200 • Salt Lake City, Utah 84101 • (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2008
ASSETS

Assets		
Current Assets		
Cash and cash equivalents - Note B	$	1,000,646
Commissions receivable		100,553
Marketable securities (owned), at fair value - Note D		7,413
Income tax refund receivable		7,745
Prepaid expenses		19,781
Other receivables		70,713
Current deferred tax asset - Note H		137
Total Current Assets		1,206,988
Property & Equipment, Net - Note I		118,812
Other Assets		
Related party loan - Note F		180,000
Deposits		67,193
Deferred Tax Asset - Note H		61,461
Total Other Assets		308,654
Total Assets	**$**	**1,634,454**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	27,227
Commissions payable		191,229
Accrued liabilities		12,729
Current portion capital lease obligation - Note G		3,943
Total Current Liabilities		235,128
Other Liabilities		
Capital lease obligation - Note G		14,340
Total Other Liabilities		14,340
Total Liabilities	**$**	**249,468**
Stockholder's Equity		
Preferred stock - 1,000,000 shares authorized, no par value		
Series A non-voting, 1,000,000 authorized, 500,000 issued and outstanding - Note L	$	500,000
Common Stock - 10,000 shares authorized, no par value		
Class A voting, 500 authorized, issued and outstanding		-
Class B non-voting, 9,500 authorized, issued and outstanding		-
Paid-in Capital		5,000
Retained earnings		879,986
Total Stockholder's Equity		**1,384,986**
Total Liabilities and Stockholder's Equity	$	**1,634,454**

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Operations
For the Year Ended December 31, 2008

Revenues:		
Commissions	$	1,624,728
Clearing revenue		197,241
Investment advisory fees		1,432,210
Interest and dividends		44,260
Net securities gains (losses)		(320,472)
Total Revenue		2,977,967
Expenses		
Employee compensation and benefits		2,486,066
Floor brokerage, exchange, and clearance fees		502,206
Communications and data processing		58,180
Occupancy		234,485
Interest		4,314
Other expenses		119,325
Total Expenses		3,404,576
Net Income (Loss) from Operations		(426,609)
Net Income (Loss) Before Income Taxes		(426,609)
Income tax provision (benefit) - Note H		(79,764)
Net Income (Loss)	$	(346,845)
Earnings Per Share:		
Net Income (Loss)		(34.68)
Weighted Average Shares Outstanding		10,000

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Preferred Shares	Preferred Stock	Common Shares	Common Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	-	$ -	10,000	$ 5,000	$ 1,226,832	$ 1,231,832
Issuance of preferred stock; December 28, 2008 for $1 per share	500,000	500,000				500,000
Net income (loss) for the period ended December 31, 2008					(346,846)	(346,846)
Balance, December 31, 2008	500,000	$ 500,000	10,000	$ 5,000	$ 879,986	$ 1,384,986

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows Provided by/(Used for) Operating Activities		
Net Income (Loss)	$	(346,846)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		21,567
Net securities (gains) losses for period		320,472
(Increase) decrease in commissions receivable		26,623
(Increase) decrease in other receivables		(8,974)
(Increase) decrease in deposits		13,604
(Increase) decrease in deferred tax asset		(68,965)
Increase (decrease) in bank overdraft liability		(106,402)
Increase (decrease) in accounts payable		(25,382)
Increase (decrease) in commissions payable		18,375
Increase (decrease) in cafeteria plan payable		(3,238)
Increase (decrease) in accrued liabilities		7,852
Increase (decrease) in deferred taxes liability		(10,899)
Net Cash Provided by/(Used for) Operating Activities		(162,213)
Cash Flows Provided by/(Used for) Investing Activities		
Proceeds from note receivable - related party		50,000
Purchase of Investments		(529,212)
Proceeds from sales of investments		1,122,916
Net Cash Provided by/(Used for) Investing Activities		643,704
Cash Flows Provided by/(Used for) Financing Activities		
Payments on capital lease		(3,752)
Proceeds from issuance of preferred stock		500,000
Net Cash Provided by/(Used for) Financing Activities		496,248
Net Increase (Decrease) in Cash		977,739
Beginning Cash Balance		22,907
Ending Cash Balance	$	1,000,646
Supplemental Disclosures:		
Cash paid for income taxes	$	100
Cash paid during the year for interest	$	4,314

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2008

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investment opportunities. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and is a member of the Financial Industry Regulatory Authority [FINRA]. The Company is headquartered in Salt Lake City, Utah and it maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities are treated as trading securities for accounting purposes and are adjusted to fair value at the end of each accounting period, with the corresponding gains and losses record in the Statement of Operations. The fair value is based on the closing quote price of each individual security. See Note M

Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. See Note H.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising and Marketing

The Company expenses advertising and marketing costs as they are incurred.

Earnings per Share

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," basic loss per common share is based on the weighted-average number of shares outstanding. Diluted income or loss per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There are no common stock equivalents outstanding; thus, basic and diluted income or loss per share calculations are the same.

Statement of Cash Flows

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

Financial Instruments

All of the instruments within financial instruments owned, including cash and marketable securities, are measured at fair value as required by accounting pronouncements. These instruments primarily represent the Company's investment activities and include both cash and marketable securities. See Note M.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Pronouncements

FIN 48

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides related guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FASB delayed the implementation of FIN 48 for nonpublic Companies and is effective for us beginning January 1, 2009. The Company is currently evaluating the impact of this standard.

SFAS 157

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, which delays by one year the effective date of SFAS No. 157 for certain types of non-financial assets and non-financial liabilities. As a result, SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, or the Company's fiscal year beginning January 1, 2008, for financial assets and liabilities carried at fair value on a recurring basis, and on January 1, 2009, for non-recurring non-financial assets and liabilities that are recognized or disclosed at fair value. The Company adopted SFAS No. 157 on January 1, 2008 for financial assets and liabilities carried at fair value on a recurring basis, with no material impact on its financial statements [See Note M]. The Company is currently determining what impact the application of SFAS 157 on January 1, 2009 for non-recurring non-financial assets and liabilities that are recognized or disclosed at fair value will have on its financial statements.

FSP 157-3

In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157, which the Company adopted as of January 1, 2008, in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 and the impact was not material.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Impact of New Accounting Standards (Continued)

SFAS 159
In February 2007, FASB issued SFAS No 159, "The Fair Value Option for Financial Assets and Liabilities." SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. The Company adopted SFAS 159 on January 1, 2008. The implementation of SFAS 159 had no material impact on the Company's financial statements.

SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51." SFAS 141(R) will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 150 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141(R) and SFAS 160 are effective for the Company beginning January1, 2009. SFAS 141(R) and SFAS 160 will impact the Company only when and if the Company makes an acquisition.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative instruments and hedging activities including: (1) how and why an entity uses derivative instruments; (2) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations; and (3) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with earlier application encouraged. The Company has no derivative instruments so the adoption of SFAS 161 is not expected to have any impact on the Company's consolidated financial statements and it does not intend to adopt this standard early.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Standards (Continued)

SFAS 163

In May 2008, the FASB issued SFAS No. 163, Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60 ("SFAS 163"). SFAS 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claim liabilities. This Statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact SFAS 163 may have on its consolidated financial statements.

FSP EITF 03-6-1

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF No. 03-6-1"). Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. The Company is currently evaluating what impact FSP EITF No. 03-6-1 may have on its financial statements.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms. The Company is insured by SIPC up to a ceiling of $500,000, including a maximum of $100,000 for cash claims. Everything above that would be a concentration risk. The Company exceeds its insured limit by $900,590.

NOTE C PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2008 totaled $98,378.

NOTE D MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at fair value as follows:

Mutual funds	$ 7,413
Total Marketable Securities	$ 7,413

The unrealized holding gain (loss) on trading securities has decreased by $44,545 during the year 2008 to be $(687). This decrease has been included in current earnings. The Company had realized holding losses of $256,022 during the year. Realized gains and losses are calculated based on historical cost on a first-in first-out basis.

NOTE E SIGNIFICANT CONCENTRATIONS

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licensing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement; the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE F RELATED PARTY LOAN

The Company has advanced $430,000 to an investment company, which is owned and controlled by the Company's principal shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. A principal payment of $100,000 was made during 2005 and 2007. A principal payment of $50,000 was made during 2008. The balance of the loan as of December 31, 2008 is $180,000. Any unpaid interest and principle matures in May 2011.

NOTE G LEASES

The Company entered into a lease agreement on June 15, 2007 for their current office space. The lease is for a six-year term which will expire on June 30, 2013 with current monthly rent of $15,842. Office rent expense for 2008 was $192,312. The following is a schedule by years of future minimum lease payments required by operating leases.

Year	Required Minimum Lease Payments	
2009	$	195,846
2010	$	199,758
2011	$	203,748
2012	$	207,810
2013	$	104,928
	$	912,090

The Company has a capital lease for office equipment with an implied interest rate of 5.25% due in monthly installments of $400 through March 2013. This obligation is secured by the equipment. The balance sheet includes $22,305 in equipment under this capital lease with accumulated depreciation of $4,407. Depreciation on the asset for the year is $4,407. This balance is included with other equipment on the balance sheet and in Note I.

The following is a schedule of minimum lease payments on this lease:

Year	Amount
2009	4,809
2010	4,809
2011	4,809
2012	4,809
2013	1,202
Total	20,438

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2008

NOTE H INCOME TAXES

The provision (benefit) for income taxes consists of the following:

Current taxes	$ 100
Deferred taxes	(79,864)
	$ (79,764)

The 2008 net deferred tax accounts include the following amounts of deferred tax liabilities:

	Taxable Temporary Difference	Expected Tax Rate	Deferred Tax Asset (Liability)
Current deferred tax asset			
Unrealized loss on securities:			
Federal	$ 687	15%	103
State	687	5%	34
Total current net deferred tax asset (liability)			$ 137
Non-current deferred tax liability			
Book/Tax depreciation difference			
Federal	(61,141)	15%	(9,171)
State	(61,141)	5%	(3,057)
Total non-current deferred tax liability			$ (12,228)
Non-current deferred tax asset			
Net operating / capital loss carryforwards			
Federal	368,445	15%	55,267
State	368,445	5%	18,422
Total non-current deferred tax asset			$ 73,689
Net non-current deferred tax asset (liability)			$ 61,461
Net deferred tax asset (liability)			$ 61,598

NOTE H INCOME TAXES (continued)

The deferred tax liability results from differences in book and tax depreciation as of December 31, 2008.

The Company has the following carry forwards available at December 31, 2008:

Operating Loss Carryforwards		Capital Loss Carryforwards	
Expires	Amount	Expires	Amount
2026	37,202	2013	242,980
2028	87,763		

A reconciliation of the difference between the expected income tax expense or income computed at the federal statutory income tax rate (15%) and the Company's income tax expense is shown in the following table:

Expected Vs. Actual Reconciliation:

Estimated income tax expense	
Expected provision (benefit) [taxes on federal income before taxes]	$ (85,322)
Non-deductible Expenses	1,982
Tax-exempt Income	(533)
Graduated rates	3,829
tax	280
Total Actual Provision (benefit)	(79,764)

NOTE I PROPERTY

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the economic useful life of the improvement. The major classes of assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation/ Amortization	Net Book	Method/Life
Equipment	$114,984	$26,790	$88,194	SL/5-7 years
Leasehold Improvements	36,042	5,424	30,618	SL/10 years
Total	$151,026	$32,214	$ $118,812	

Depreciation expense was $21,567 during 2008.

NOTE J NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2008, the Company had net capital of $906,303, which was $656,303 in excess of its required net capital of $250,000.

NOTE K CONTINGENCIES

The Company records contingent losses when they are probable and reasonably estimable.

The Company had accrued and disclosed a contingent loss from a claim in prior periods. During 2005, a settlement was reached with this claim, whereas the Company agreed to pay $15,000 to the claimant. The claimant backed out of the agreement during 2006. The Company has filed a motion to enforce the terms of settlement. The motion is still pending. The Company has accrued the $15,000 liability and it is still payable at December 31, 2008.

The Company received a demand letter from a vendor for funds which the Company allegedly did not have the right to receive. This issue is still in the early stages, but the Company believes it has the right to the funds and will vigorously contest this matter. The Company and their legal counsel have determined that this liability is possible but neither probable nor reasonably estimable.

The Company received a demand letter from a former client. The Company made a demand on its insurance carrier to cover this claim. This issue is still in the early stages. The Company has determined that a liability to the Company is possible, but not probable, and estimates a range of loss up to $25,000.

FIRST WESTERN ADVISORS
Notes to Financial Statements
December 31, 2008

NOTE L PREFERRED STOCK

During 2008, the Company amended its articles of incorporation to authorize the issuance of 1 million shares of no par value Preferred Stock. On December 28, 2008, the Company issued 500,000 shares of Series A Preferred Stock for $1 per share, $500,000 total. The Series A shares cumulate dividends at a rate of $0.015625 per share per quarter. Dividends are only payable upon declaration by the board of directors. As of December 31, 2008, $260 in dividends were cumulated, but not paid or accrued [$0.00052 per share]. Dividends to other classes of stock are restricted until cumulative dividends are paid to Series A Preferred shares. The Series A Preferred have liquidation preferences over other classes of stock up to the amount of $1 per share.

NOTE M FAIR VALUE MEASUREMENTS

The Company adopted SFAS 157 (as impacted by FSP 157-2) on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table provides our financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2008:

		Fair Value Measurements Using:		
Description	Total Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Marketable securities	$ 7,413	$ 7,413	$ -	$ -

FIRST WESTERN ADVISORS
Supporting Schedules
December 31, 2008

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2008

Net Capital		
Total stockholders' equity	$	1,384,986
Deduct stockholder's equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		1,384,986
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits:		
Deferred income taxes payable		12,228
Fixed liability secured by equipment		18,283
Total capital and allowable subordinated borrowings		1,415,497
Deductions and/or charges:		
Nonallowable assets:		
Securities not readily marketable		-
Exchange memberships		-
Prepaid income taxes		(7,745)
Furniture, equipment, and leasehold improvements, net		(118,812)
Deferred tax asset		(73,825)
Other Assets		(287,687)
Net capital before haircuts on securities positions		927,428
Haircuts on securities		
Contractual securities commitments		-
Securities collateralizing secured demand notes		-
Trading and investment securities		(21,125)
Net capital		906,303
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	191,229
Other accounts payable and accrued expenses		40,055
Total aggregate indebtedness		231,284
Computation of basic net capital requirement		
Minimum net capital required	$	15,419
Minimum net capital requirement		15,419
Net capital requirement (statutory)		250,000
Excess net capital	$	656,303
Excess net capital at 1500%	$	871,611
Excess net capital at 1000%	$	883,175

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2008

Total assets per audited statements	$ 1,634,454
Change in assets	(61,599)
Total assets per FOCUS report for the year Ended December 31, 2008	1,572,855
Total liabilities and stockholder's equity per audited statements	1,634,454
Change in liabilities	18,165
Difference in net income for year	(79,764)
Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2008	1,572,855

Reconciliation of Net Capital

Computation of net capital per audited statements	906,303
Audit disclosed differences in assets and liabilities	100
Net capital per FOCUS report for the year Ended December 31, 2008	906,403

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Schedule of Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
For the Year Ended December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and therefore makes no computation for determination of reserve requirements pursuant to the rule.

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Information Relating to the Possession or Control Requirements Under Rule 15c3-3
For the Year Ended December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements under Rule 15c3-3.

See auditors' report on supplementary information

Mantyla MCREYNOLDS LLC
Certified Public Accountants

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

In planning and performing our audit of the financial statements and supplemental schedules of First Western Advisors (the Company), for the year ended December 31, 2008, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

178 S. Rio Grande Street Suite 200 • Salt Lake City, Utah 84101 • (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 17, 2008
Salt Lake City, Utah